 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD Specialized Disclosure Report

NIKE, Inc.

(Exact name of registrant as specified in its charter)

OREGON	001-10635	93-0584541
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Bowerman Drive, Beaverton, Oregon		97005-6453
(Address of principal executive offices)		(Zip Code)

John F. Coburn III, Vice President and Corporate Secretary (503) 671-6453
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
X Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
NIKE, Inc. (including NIKE, Inc., its predecessors, subsidiaries and affiliates, collectively, "we," "us," "our," "NIKE" or the "Company") is filing this Form SD under Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the "Conflict Minerals Rule"), for the required reporting period of January 1, 2013 to December 31, 2013 (the "reporting period").
Conflict Minerals Disclosure
Executive Summary
Tin, tantalum, tungsten and gold (collectively, "Conflict Minerals") were not necessary to the functionality or production of the vast majority of our products. Therefore those products are not subject to disclosure under the Conflict Minerals Rule. For the small number of our products (other than Digital Products (defined below)) for which Conflict Minerals were necessary to the functionality or production of the products, we had no reason to believe the Conflict Minerals may have originated in the Democratic Republic of the Congo or an adjoining country (collectively, the "Covered Countries").

For two of our electronics products (the "Digital Products"), we had reason to believe some of the Conflict Minerals necessary to their functionality or production may have originated in the Covered Countries or may not have come from recycled or scrap sources. Therefore, we conducted due diligence on the source and chain of custody of the Conflict Minerals necessary to our Digital Products' functionality or production. The due diligence process for our Digital Products is described in the Conflict Minerals Report filed as Exhibit 1.01.

A.	Determination

NIKE does not have manufacturing operations producing products subject to the Conflict Minerals Rule. We conducted, in good faith, a reasonable country of origin inquiry with respect to the Conflict Minerals that are necessary to the functionality or production of athletic footwear, apparel, equipment and accessory products that we contract to manufacture (the "Covered Conflict Minerals"). Our inquiry was reasonably designed to determine whether the Covered Conflict Minerals originated in the Covered Countries or came from recycled or scrap sources. Based on that inquiry, we have no reason to believe that Covered Conflict Minerals contained in the vast majority of our products manufactured by our Covered Suppliers (defined in B.2. below) originated in the Covered Countries. Our process in reaching this conclusion is described in this Form SD.

For the Digital Products, we provide a Conflict Minerals Report filed as Exhibit 1.01 with this Form SD.

B.	Reasonable Country of Origin Inquiry

1.    Our Policy
We adopted a Conflict Minerals policy, which is as follows.
"Under Rule 13p-1 of the Securities Exchange Act issued by the U.S. Securities and Exchange Commission ('SEC'), conflict minerals are defined as tin, tungsten, tantalum, and gold. SEC Registrants are required to (1) determine if conflict minerals are necessary to the functionality or production of products the Registrant manufactured or contracted to be manufactured, (2) undertake reasonable efforts to determine if the conflict minerals originated in the Democratic Republic of Congo or adjoining countries, and finally, (3) report on the results of those procedures.
"The policy of NIKE, Inc. ('NIKE' or the 'Company') is to comply with all disclosure and reporting requirements under Rule 13p-1 of Securities Exchange Act."

2.    Our Process
We do not purchase Conflict Minerals directly from mines, smelters or refiners. Our supply chain, with respect to the Covered Conflict Minerals, is complex. There are many third parties in the supply chain between the ultimate manufacturer of the products containing Covered Conflict Minerals and the original source of the Covered Conflict Minerals. As a result, we must rely on our suppliers to provide information regarding the origin of Conflict Minerals in our products. We also believe the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals, and therefore we have taken steps to identify the applicable smelters and refiners of Conflict Minerals in our supply chain. We conducted an internal review of our products and determined which of our products contained, or were likely to contain, any of the Conflict Minerals. We collected reasonable country of origin information from the supplier groups who manufactured products containing Conflict Minerals for us ("Covered Suppliers") by sending the Conflict Minerals Reporting Template version 2.03a (the "CMRT") developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative to each of the Covered Suppliers, together with instructions on how to complete it. We developed a training program on the reporting requirements for Conflict Minerals that was made available to the Covered Suppliers at no cost to them.
We received completed CMRTs from 100% of those Covered Suppliers we considered high priority suppliers due to their use of Covered Conflict Minerals. We received completed CMRTs from 90% of the total set of Covered Suppliers.
We reviewed the CMRT responses provided by the Covered Suppliers. That review included ensuring that all mandatory fields on the CMRT were completed and identifying warning signs indicating inaccuracy in the CMRT or indications that the Conflict Minerals could have originated in any of the Covered Countries. When such a red flag was identified, we followed up with the Covered Supplier to confirm or gather more information about its response. We compared the list of smelters and refiners provided by Covered Suppliers against the Conflict Free Smelter Program's Compliant Smelters List (the "Conflict Free Smelter List") to assess whether Covered Suppliers are using only conflict-free Conflict Minerals. The majority of Covered Suppliers responding to our reasonable country of origin inquiry do not use any Conflict Minerals. Of those who do use Conflict Minerals, all but two (or 0.01%) of the Covered Suppliers reported using Conflict Minerals that do not originate in the Covered Countries. The other two Covered Suppliers manufacture our Digital Products and reported being unable to determine with certainty whether or not their Covered Conflict Minerals originated in the Covered Countries.

C.	Results of the Reasonable Country of Origin Inquiry

Based on our good faith, reasonable country of origin inquiry as described in part B above, except for the Digital Products, for which we provide the Conflict Minerals Report filed as Exhibit 1.01 with this Form SD, we have no reason to believe that the Covered Conflict Minerals described in this Form SD originated in any of the Covered Countries.

D.	Website

This Form SD and the Conflict Minerals Report filed for the calendar year ended December 31, 2013 is publicly available on our website at http://investors.nikeinc.com/Investors/Financial-Reports-and-Filings/SEC-Filings/default.aspx.
Conflict Minerals Report
The Conflict Minerals Report filed for the reporting period for those of our Digital Products for which we are required to file a Conflict Minerals Report is filed with this Form SD as Exhibit 1.01.
Section 2 – Exhibits
Item 2.01 Exhibits
List below the following exhibit filed as part of this report.
Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NIKE, Inc.
(Registrant)

/s/ Hilary K. Krane	May 28, 2014
By: Hilary K. Krane, EVP,	(Date)
Chief Administrative Officer and General Counsel